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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52349

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
MMC Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1166 Avenue of the Americas
(No. and Street)

NEW YORK (City) NEW YORK (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL FONTANA (201) 284-4855
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) N.Y. (State) 10281-1414 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

RECD S.E.C.
MAR 01 2004
535

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

DGS0057556_2034087_3.doc - 2/26/2004 - 7:56 PM

OATH OR AFFIRMATION

I, Stephen G. Baker, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to MMC Securities Corp. for the period ended December 31, 2003, are true and correct. I further affirm that neither the Corporation nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Stephen G. Baker — February 24, 2004

Signature — Date

STEPHEN G. BAKER
PRESIDENT

Marie A. Mechaluk

Notary Public

MARIE A. MECHALUK
Notary Public, State of New York
No. 01ME6006833
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires May 11, 20 06

MMC SECURITIES CORP.
(An Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)
(SEC I.D. No. 8-52349)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

This report is deemed PUBLIC in accordance
with Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
MMC Securities Corp.:

We have audited the accompanying statement of financial condition of MMC Securities Corp. (the "Company"), an indirect wholly-owned subsidiary of Marsh & McLennan Companies, Inc., as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of MMC Securities Corp. at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2004

MMC SECURITIES CORP.
(an indirect wholly-owned subsidiary of Marsh & McLennan Companies, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 2,348,288
Cash and cash equivalents segregated under federal and other regulations	4,008,786
Short-term investment	10,231,930
Receivable from affiliates	2,338,796
Fees and commissions receivable	161,546
Receivable from clearing brokers	109,462
Prepaid expenses and other assets	221,248
Income tax receivable	837,565
Furniture and equipment, at cost, less accumulated depreciation of $5,015	4,723
TOTAL ASSETS	$20,262,344

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Payable to affiliates	$ 2,830,678
Payable to customers	1,157,004
Accounts payable and other liabilities	873,499
Income tax payable	306,250
Total liabilities	5,167,431
STOCKHOLDERS' EQUITY:	
Common stock $1 par value, 1,000 shares authorized and outstanding	1,000
Additional paid-in capital	13,754,813
Retained earnings	1,339,100
Total stockholders' equity	15,094,913
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$20,262,344

See notes to statement of financial condition.

1. ORGANIZATION

MMC Securities Corp. (the "Company" or "MMCSC") is a wholly-owned subsidiary of Marsh Insurance & Investments Corporation ("MIIC"), which is a wholly-owned subsidiary of Marsh & McLennan Securities Corporation ("MMSC"), which is an indirect wholly-owned subsidiary of Marsh & McLennan Companies, Inc. ("MMC"). MMCSC was formed through the consolidation of the broker-dealer related businesses of Marsh Insurance & Investments Corporation, Mercer Securities, Inc. and Marsh & McLennan Securities Corporation. The Company was incorporated on April 1, 2003, and is a broker-dealer registered with the United States Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Operations commenced effective June 16, 2003.

MMCSC provides corporate clients financial risk solutions through structured finance transactions and provides financial advice on capital markets transactions, including mergers and acquisitions. MMCSC provides risk management solutions as an agent and/or intermediary by structuring insurance capital and derivative products, including asset value guarantees, and credit enhancements. The Company also provides information and assistance as agents to clients such as corporations and organizations in determining the selection of mutual fund and variable product vendors for their employee benefit plans. MMCSC brokers group and individual annuity contracts from insurance companies and open-end registered investment companies' products (mutual funds) for its clients. The Company also provides commission recapture to institutional clients. As an introducing broker, it provides execution services to institutional clients through a team of executing brokers. The Company does not hold securities for customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - Cash and cash equivalents consist of demand deposits with original maturities of three months or less. The estimated fair value of the Company's cash and cash equivalents, receivables and payables approximates their carrying value due to their short-term nature. Cash and cash equivalents of $4,008,786 have been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Short-term Investment - The only financial instrument held consists of a money-market fund that invests in government securities. The carrying value of the financial instrument approximates fair value due to the short-term maturity of such instrument.

Furniture and Equipment, Depreciation and Amortization - Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful lives of these assets, generally five to ten years.

Software and Hardware - Amortization and depreciation are calculated on a straight-line basis over the estimated useful lives of such assets. Hardware is being amortized over a five-year period. Capitalized

software, which relates to purchased software packages, is being amortized on a straight-line basis over a period of three years. Software and hardware balances are included in Prepaid expenses and other assets on the Statement of Financial Condition.

Income Taxes - The Company is included in the consolidated federal income tax return filed by MMC. Federal income taxes are calculated for the Company as if it filed a separate return and are payable to MMC. The Company files a separate return for state and local income taxes. Income tax receivable represents amounts due from various state tax authorities resulting from overpayment of taxes.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

MMCSC transfers, on a daily basis, certain excess operating cash balances on account with a third party to an interest bearing account with an affiliated company. Included in the Company's receivable from affiliates balance of $2,338,796 is the interest bearing account totaling $873,504 as of December 31, 2003. The remaining balances of receivable from affiliates represent receivables created during the normal course of business.

Certain employees of MMSC were awarded deferred stock bonus units under the MMC 2000 Employee Incentive and Stock Award Plan. These balances were transferred to MMCSC from MMSC at the time of the consolidation. MMCSC defers and amortizes the costs of these awards over a three-year vesting period. Included in the Company's payables to affiliates balance of $2,830,678 are MMCSC's payables to affiliates of $1,157,735 for the deferred stock awards as of December 31, 2003. The remaining balances of payable to affiliates represent liabilities incurred during the normal course of business.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At December 31, 2003, MMCSC had net capital of $11,326,396, which was $11,059,035 in excess of its required net capital of $267,361. MMCSC's aggregate indebtedness at December 31, 2003 was $4,010,427. MMCSC's ratio of aggregate indebtedness to net capital was 0.35 to 1.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 24, 2004

MMC Securities Corp.
1166 Avenue of the Americas
New York, N.Y. 10036

In planning and performing our audit of the financial statements of MMC Securities Corp. (the "Company"), an indirect wholly-owned subsidiary of Marsh & McLennan Companies, Inc., as of December 31, 2003 (on which we issued our report dated February 24, 2004), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation

of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP